                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           Alliant Techsystems Inc.
          ----------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
          ----------------------------------------------------------
                       (Title of Class and Securities)

                                 427056 10 6
          ----------------------------------------------------------
                    (CUSIP Number of Class of Securities)

                           Michael B. Keehan, Esq.
                      Vice President and General Counsel
                            Hercules Incorporated
                                Hercules Plaza
                           1313 North Market Street
                       Wilmington, Delaware  19894-0001
                                (302) 594-5000
          ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                                March 15, 1995
          ---------------------------------------------------------
                        (Date of Event which Requires
                          Filing of this Statement)

                 If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

                 Check the following box if a fee is being paid with this
statement:      (X)

                                  SCHEDULE 13D
                                                             Page 2 of ___ Pages
CUSIP No. 427056 10 6

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(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


     HERCULES INCORPORATED
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  ( )
                                                      (b)  (X)

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(3)  SEC USE ONLY


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(4)  SOURCE OF FUNDS

     00
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(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e) ( )


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(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                                (7)  SOLE VOTING POWER
      NUMBER OF
       SHARES                        3,862,069
    BENEFICIALLY              -----------------------------------
      OWNED BY                  (8)  SHARED VOTING POWER
        EACH
      REPORTING                      0
       PERSON                 -----------------------------------
        WITH                    (9)  SOLE DISPOSITIVE POWER

                                     3,862,069
                              -----------------------------------
                                (10) SHARED DISPOSITIVE POWER

                                     0
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(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,862,069
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(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                      ( X )


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(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     28.2
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(14) TYPE OF REPORTING PERSON

     CO
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
Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of Alliant Techsystems Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 600 Second Street N.E., Hopkins, Minnesota 55343-8384.

Item 2.  Identity and Background.

         This statement is filed on behalf of Hercules Incorporated, a Delaware corporation ("Hercules" or the "Reporting Person"). Hercules is a diversified, worldwide producer of chemicals and related products.

         The name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of the Reporting Person, as well as any executive officer and director of the Reporting Person, are set forth below.


                                         Present Principal
                                         Occupation or
                                         Employment;
 Filing Person                           Citizenship                        Business Address
------------------------------------------------------------------------------------------------------------
 Hercules Incorporated                                                      Hercules Plaza
                                                                            1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Thomas L. Gossage                       Chairman,                          Hercules Plaza
                                         President and Chief Executive      1313 N. Market Street
                                         Officer of                         Wilmington, Delaware 19894-0001
                                         Hercules; Director; U.S.A.

 R. Keith Elliott                        Executive Vice President and       Hercules Plaza
                                         Chief Financial Officer of         1313 N. Market Street
                                         Hercules; Director; U.S.A.         Wilmington, Delaware 19894-0001





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

                                         Present Principal
                                         Occupation or
                                         Employment;
 Filing Person                           Citizenship                        Business Address
------------------------------------------------------------------------------------------------------------
 Vincent J. Corbo                        Senior Vice                        Hercules Plaza
                                         President,                         1313 N. Market Street
                                         Technology of                      Wilmington, Delaware 19894-0001
                                         Hercules; U.S.A.

 Herbert K. Pattberg                     President,                         Hercules Plaza
                                         Hercules Europe; U.S.A.            1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Robert J.A. Fraser                      Group Vice                         Hercules Plaza
                                         President and President,           1313 N. Market Street
                                         Hercules Food & Functional         Wilmington, Delaware 19894-0001
                                         Products Company; U.S.A.

 C. Doyle Miller                         Group Vice                         Hercules Plaza
                                         President and President,           1313 N. Market Street
                                         Hercules Chemical Specialties      Wilmington, Delaware 19894-0001
                                         Company; U.S.A.

 Michael B. Keehan                       Vice President and General         Hercules Plaza
                                         Counsel of Hercules; U.S.A.        1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Edward V. Carrington                    Vice President, Human Resources,   Hercules Plaza
                                         of Hercules; U.S.A.                1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 James R. Rapp                           Vice President, Corporate          Hercules Plaza
                                         Relations, of Hercules; U.S.A.     1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 James D. Beach                          Vice President, Operations         Hercules Plaza
                                         Support, of Hercules; U.S.A.       1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001





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

                                         Present Principal
                                         Occupation or
                                         Employment;
 Filing Person                           Citizenship                        Business Address
------------------------------------------------------------------------------------------------------------
 George Mackenzie                        Vice President, Finance, of        Hercules Plaza
                                         Hercules; U.S.A.                   1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Israel J. Floyd                         Corporate                          Hercules Plaza
                                         Secretary and                      1313 N. Market Street
                                         Assistant General Counsel, Legal   Wilmington, Delaware 19894-0001
                                         Section of
                                         Hercules; U.S.A.

 Jan M. King                             Treasurer of                       Hercules Plaza
                                         Hercules; U.S.A.                   1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Vikram Jog                              Controller of                      Hercules Plaza
                                         Hercules; U.S.A.                   1313 N. Market Street
                                                                            Wilmington, Delaware 19894-0001

 Manfred Caspari                         Director; Germany                  John-Mott-Strasse 1
                                                                            D-71522 Backnang
                                                                            Germany

 Richard M. Fairbanks, III               Managing Director for Domestic     Center for Strategic and International
                                         and International Issues, Center   Studies (CSIS)
                                         for Strategic and International    1800 K Street, N.W.
                                         Studies; Director; U.S.A.          Washington, D.C.  20006-2202

 Edith E. Holiday                        Director; U.S.A.                   3239 38th St., N.W.
                                                                            Washington, D.C.  20016-3728

 Robert G. Jahn                          Professor, Aerospace Sciences,     Princeton University
                                         Princeton University; Director;    Dept. of Mechanical and  Aerospace
                                         U.S.A.                             Engineering
                                                                            D-334 Engineering Quadrangle
                                                                            Princeton, New Jersey  08544-0001





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

                                         Present Principal
                                         Occupation or
                                         Employment;
 Filing Person                           Citizenship                        Business Address
------------------------------------------------------------------------------------------------------------
 Gaynor N. Kelley                        Chairman and Chief Executive       Perkin-Elmer Corporation
                                         Officer of Perkin-Elmer            761 Main Avenue
                                         Corporation; Director; U.S.A.      Norwalk, Connecticut  06859-0002

 Ralph L. MacDonald, Jr.                 Principal, Island Capital          Island Capital Corporation
                                         Corporation; Director; U.S.A.      1890 South 14th Street
                                                                            Suite 201-Bldg. 300
                                                                            Amelia Island, Florida  32034-4730

 H. Eugene McBrayer                      Director; U.S.A.                   4802 East Mercer Way
                                                                            Mercer Island, Washington  98040-4736

 Paula A. Sneed                          Senior Vice President, Marketing   Kraft Foods
                                         Services, of Kraft Foods;          250 North Street
                                         Director; U.S.A.                   White Plains, New York  10625-0001

 Lee M. Thomas                           Senior Vice President, Paper, of   Georgia-Pacific Corporation
                                         Georgia-Pacific Corporation;       P.O. Box 740075
                                         Director; U.S.A.                   Atlanta, Georgia  30374-0075


         During the last five years, neither the Reporting Person nor any person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has the Reporting Person or any person listed above been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The securities were issued to the Reporting Person which are the subject of this filing (the "Hercules Shares") pursuant to the Purchase and Sale Agreement, dated as of October 28, 1994 (the "Transaction Agreement"), as amended on March 15, 1995, between the Issuer and the Reporting Person, pursuant to which the Reporting Person agreed to sell, and the Issuer agreed to purchase, certain assets related to the aerospace operations conducted by the Hercules Aerospace Company division of the Reporting Person (the "HAC Business"). The consummation of the purchase and sale of the HAC Business (the "Transaction") took place on March 15, 1995 (the "Closing"). The consideration paid to the Reporting Person by the Issuer at the Closing pursuant to the terms and conditions of the Transaction Agreement consisted of
(a) cash in the amount of $281,352,000, subject to adjustment, (b) 3,862,069 shares of Common Stock, constituting the Hercules Shares, and (c) the assumption by the Issuer of certain liabilities of the Reporting Person related to the HAC Business.

Item 4.  Purpose of Transaction.

         The Hercules Shares were acquired by the Reporting Person in connection with the sale by the Reporting Person to the Issuer of the HAC Business pursuant to the terms and conditions of the Transaction Agreement.

         Pursuant to the Transaction Agreement, the Issuer acquired from Hercules the HAC Business and, in consideration therefor, the Issuer: (i) paid Hercules cash in the amount of $281,352,000, subject to adjustment; (ii) issued to Hercules 3,862,069 shares of Common Stock; and (iii) assumed certain liabilities of the HAC Business.

         Upon the consummation of the Transaction, Hercules owned approximately 28% of the then outstanding shares of Common Stock. At the Closing, the Issuer and Hercules entered into a Stockholder's Agreement (the "Stockholder's Agreement") to establish certain terms and conditions of Hercules' ongoing relationship with the Issuer. The Stockholder's Agreement provides, among other things, that, through the fifth anniversary of the closing date of the transaction (subject to earlier termination under limited circumstances, including in the event Hercules and its controlled affiliates own, at any time, less than 5% of the voting securities of the Issuer), Hercules will: (i) be entitled to designate two of the eight non-employee members of the Board of Directors of Alliant; (ii) be required to vote its shares of Common Stock for the election of directors in accordance with the recommendation of the Board, so long as the Board's nominees consist of the individuals meeting the requirements set forth in the Stockholder's Agreement, which individuals shall include the required designees of Hercules (but otherwise will be entitled to vote its shares as it deems appropriate); and (iii) be subject to a standstill arrangement (which, among other things, will prohibit Hercules and its controlled affiliates from owning more than 40% of the then outstanding voting securities of the Issuer and from taking certain other actions involving control of the Issuer). Upon consummation of the Transaction, R. Keith Elliott, Executive Vice President and Chief Financial Officer of Hercules, and one of Hercules' designees, became the non-employee Chairman of the Board of the Issuer, and Thomas L. Gossage, Chairman, President and Chief Executive Officer of Hercules, and one of Hercules' designees, became a director of the Issuer. In addition, subject to limited exceptions, until the first anniversary of the Closing, neither Hercules nor its controlled affiliates will be permitted to dispose of any of their shares of voting securities of the Issuer without the prior written consent of the Issuer, and subject to certain exceptions, any dispositions from and after the first anniversary of the Closing will be subject to a right of first refusal by the Issuer. After the first anniversary of the Closing (and subject to certain restrictions), Hercules will be entitled to certain registration rights in respect of the shares of Common Stock acquired by Hercules pursuant to the Transaction Agreement.

         The descriptions contained in this Statement on Schedule 13D of the terms and conditions of the Transaction, the Transaction Agreement, the Stockholder's Agreement and any other related documents are qualified in their entirety by reference to the text of the Transaction Agreement, a copy of which is attached hereto (without Schedules and Exhibits), and the Stockholder's Agreement, a copy of which is attached hereto, which are incorporated herein by reference.

         Upon the consummation of the purchase and sale of the HAC Business, R. Keith Elliott, Executive Vice President and Chief Financial Officer of Hercules, became the non-employee Chairman of the Board of the Issuer. The Issuer granted Mr. Elliott options to purchase 172,000 shares of Common Stock at an exercise price of $30 per share. The Reporting Person disclaims beneficial ownership of the options granted to Mr. Elliott by the Issuer and the shares of Common Stock which may be purchased upon the exercise thereof.

         Except as described above, the Reporting Person has no present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a)(b) Hercules beneficially owns 3,862,069 shares of Common Stock, representing approximately 28.2% of the 12,343,810 shares of such class of securities outstanding after giving effect to the consummation of the Transaction, as to which shares of Common Stock it has sole voting power and dispositive power.

         Upon the consummation of the purchase and sale of the HAC Business, R. Keith Elliott, Executive Vice President and Chief Financial Officer of Hercules, became the non-employee Chairman of the Board of the Issuer. The Issuer granted Mr. Elliott options to purchase 172,000 shares of Common Stock at an exercise price of $30 per share. The Reporting Person disclaims beneficial ownership of the options granted to Mr. Elliott by the Issuer and the shares of Common Stock which may be purchased upon the exercise thereof.

                 Except as stated above, neither the Reporting Person nor any person listed in Item 2 beneficially owns any shares of Common Stock.

         (c) Upon the consummation of the purchase and sale of the HAC Business, R. Keith Elliott, Executive Vice President and Chief Financial Officer of Hercules, became the non-employee Chairman of the Board of the Issuer. The Issuer granted Mr. Elliott options to purchase 172,000 shares of Common Stock at an exercise price of $30 per share. The Reporting Person disclaims beneficial ownership of the options granted to Mr. Elliott by the Issuer and the shares of Common Stock which may be purchased upon the exercise hereof.

         Except as stated above and pursuant to the Transaction Agreement, neither the Reporting Person nor any person listed in Item 2 has effected any transaction in shares of Common Stock during the past sixty days.

         (d)     Not applicable.

         (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         At the Closing, the Issuer and Hercules entered into a Stockholder's Agreement (the "Stockholder's Agreement") to establish certain terms and conditions of Hercules' ongoing relationship with the Issuer. The Stockholder's Agreement provides, among other things, that, through the fifth anniversary of the closing date of the transaction (subject to earlier termination under limited circumstances, including in the event Hercules and its controlled affiliates own, at any time, less than 5% of the voting securities of the Issuer), Hercules will: (i) be entitled to designate two of the eight non-employee members of the Board of Directors of Alliant; (ii) be required to vote its shares of Common Stock for the election of directors in accordance with the recommendation of the Board, so long as the Board's nominees consist of the individuals meeting the requirements set forth in the Stockholder's Agreement, which individuals shall include the required designees of Hercules (but otherwise will be entitled to vote its shares as it deems appropriate); and (iii) be subject to a standstill arrangement (which, among other things, will prohibit Hercules and its controlled affiliates from owning more than 40% of the then outstanding voting securities of the Issuer and from taking certain other actions involving control of the Issuer). Upon consummation of the Transaction, R. Keith Elliott, Executive Vice President and Chief Financial Officer of Hercules, and one of Hercules' designees, became the non-employee Chairman of the Board of the Issuer, and Thomas L. Gossage, Chairman, President and Chief Executive Officer of Hercules, and one of Hercules' designees, became a director of the Issuer. In addition, subject to limited exceptions, until the first anniversary of the Closing, neither Hercules nor its controlled affiliates will be permitted to dispose of any of their shares of voting securities of the Issuer without the prior written consent of the Issuer, and subject to certain exceptions, any dispositions from and after the first anniversary of the Closing will be subject to a right of first refusal by the Issuer. After the first anniversary of the Closing (and subject to certain restrictions), Hercules will be entitled to certain registration rights in respect of the shares of Common Stock acquired by Hercules pursuant to the Transaction Agreement.

Item 7.  Material to be Filed as Exhibits.

         1. Purchase and Sale Agreement, dated as of October 28, 1994, between Alliant Techsystems Inc. and Hercules Incorporated (incorporated by reference to Exhibit 99 (1) of the Report on Form 8-K of Hercules Incorporated, filed November 15, 1994).

         2. Stockholder's Agreement dated March 15, 1995 between Alliant Techsystems Inc. and Hercules Incorporated.





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
                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:   March 27, 1995

                                                   HERCULES INCORPORATED



                                                   By: /s/ Thomas L. Gossage
                                                       ------------------------
                                                       Thomas L. Gossage
                                                       President and
                                                        Chief Executive Officer





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

                                 EXHIBIT INDEX
                                 -------------
1.       Purchase and Sale Agreement,
         dated as of October 28, 1994,
         between Alliant Techsystems Inc.
         and Hercules Incorporated
         (incorporated by reference to
         Exhibit 99(1) of the Report on Form
         8-K of Hercules Incorporated,
         Filed November 15, 1994)

2.       Stockholder's Agreement dated
         March 15, 1995 between
         Alliant Techsystems Inc. and
         Hercules Incorporated





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